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EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2004
Earnings before income taxes and minority interest	$824
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(12)
Dividends from less than 50% owned affiliates	40
Fixed charges	206

Earnings available for fixed charges	$1,058

Fixed charges:
Interest incurred:
Interest expense	$168
Capitalized interest	1

169
Portion of rent expense deemed to represent interest factor	37

Fixed charges	$206

Ratio of earnings to fixed charges	5.1

EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings before income taxes and minority interest	$5,346	$5,267	$3,447	$3,415	$3,040
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(53)	(51)	(41)	(50)	(51)
Dividends from less than 50% owned affiliates	41	28	21	12	10
Fixed charges	832	1,003	1,581	710	646
Interest capitalized, net of amortization	(1)	(1)	(3)	—	(2)

Earnings available for fixed charges	$6,165	$6,246	$5,005	$4,087	$3,643

Fixed charges:
Interest incurred:
Interest expense	$678	$854	$1,452	$615	$547
Capitalized interest	3	4	5	3	4

	681	858	1,457	618	551
Portion of rent expense deemed to represent interest factor	151	145	124	92	95

Fixed charges	$832	$1,003	$1,581	$710	$646

Ratio of earnings to fixed charges	7.4	6.2	3.2	5.8	5.6

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EXHIBIT 12